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                                                                    EXHIBIT 2.04


                        Firearms Training Systems, Inc.
                            7340 McGinnis Ferry Road
                             Suwanee, Georgia 30174


                                                        November 1, 1996


THIN International N.V.
c/o Holland Intertrust (Antilles) N.V.
Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Curacao, Netherlands Antilles

Attn:  Gregory Elias, Director

Gentlemen and Ladies:

     We are writing in connection with the Recapitalization and Stock Purchase Agreement and Sale Agreement (the "Recapitalization Agreement") among THIN International N.V. (formerly Firearms Training Systems International N.V.) ("THIN"), Firearms Training Systems, Inc. (the "Company") and various entities managed by Centre Partners Management LLC dated as of June 5, 1996 as amended. The Company has filed Registration Statement No. 333-13105 on Form S-1 (the "Registration Statement") seeking to register for sale in an initial public offering (the "IPO") pursuant to an underwriting agreement 6,900,000 shares of its Class A Common Stock (the "Common Stock"), consisting of (1) 4,000,000 shares to be sold by the Company; (2) 2,000,000 shares to be sold by certain selling shareholders and (3) up to 900,000 additional shares for sale by a selling shareholder if the underwriters' over-allotment option is exercised.
The Company intends to file as promptly as feasible an amendment to the Registration Statement increasing the number of shares to be offered for sale by the Company to 6,000,000 shares, and reducing the shares to be offered by selling shareholders to the 900,000 shares which are subject to exercise of the
underwriters' over-allotment option.   (Numbers of such shares of Common Stock
and per share prices hereinafter described have been adjusted to reflect a 1.66 for one stock split to be effected prior to the IPO). The Company intends to apply the net proceeds of the offering in order of priority to (i) prepay in full $40 million principal amount of senior subordinated notes (the "Bridge Notes"), together with accrued interest thereon, plus the fee due NationsBridge, L.L.C. ("NationsBridge") in connection therewith of $1.3 million; (ii) make a cash payment of $19.3 million to THIN as described below in full satisfaction of its Contingent Payment obligation; (iii) eliminate the obligation to issue NationsBridge 288,434 shares of Common Stock to be issued upon exercise in full by NationsBridge of certain warrants (the "Warrants") deposited in escrow in connection with the Bridge Notes; and (iv) retire senior bank

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debt provided by NationsBank, N.A. (South) and certain other lenders (the
"Senior Lenders") pursuant to the NationsBank Credit Agreement described in the Registration Statement. The Company will have discretion to reduce the size of (or determine not to complete) the offering. If the size of the offering is reduced, the Company will apply the net proceeds in the order described above.

     In the event the Registration Statement becomes effective and the Common Stock is sold by the underwriters at an initial price to the public of at least approximately $13.443 (the "Trigger Price"), THIN would be entitled to receive pursuant to Section 1(c)(D) of the Recapitalization Agreement the Contingent Payment of $20 million. Under the Recapitalization Agreement, since a Prohibition as defined therein is currently in effect, such Contingent Payment would be required to be paid in shares of Common Stock within 45 days of the consummation of the IPO at an initial price to the public of not less than the Trigger Price (a "Trigger Event"), with such number of shares to be issued calculated at a value to be determined as provided in the Recapitalization Agreement. In addition, THIN has indicated a desire to participate in the underwritten offering as a selling shareholder pursuant to Section 3 of the Registration Rights Agreement dated as of July 31, 1996 (the "Registration Rights Agreement") among THIN, the Company and certain Institutional Holders described therein.

     This letter sets forth our understanding with respect to a revised mechanism for payment of the Contingent Payment if earned in connection with the IPO at the Trigger Price and the exercise of THIN's registration rights pursuant to Section 3 of the Registration Rights Agreement.

     We hereby agree with you as follows:

     (1) In the event the IPO is consummated at an initial price to the public of not less than the Trigger Price, in lieu of payment of the Contingent Payment in the manner contemplated by the Recapitalization Agreement, THIN will be entitled to receive upon the closing of the IPO and receipt by the Company of the sale proceeds, a payment in cash of $19.3 million in full satisfaction of the Contingent Payment. The Company and the Senior Lenders have executed an amendment to the Senior Credit Agreement which permits the Company to satisfy the Contingent Payment for $19.3 million in cash and requires the Company to apply the net proceeds of the offering as described in the first paragraph of this letter.

     (2) As noted above, after application of proceeds to retire the Bridge Notes in full and satisfaction of the Contingent Payment, the Company intends to use additional proceeds from the offering to repurchase the Warrants at a per share price equal to the price paid by the public in the IPO net of the per share underwriting discount.

     (3) THIN will have the exclusive right to participate in the sale pursuant to the Registration Statement and Underwriting Agreement of up to 900,000 shares of Common Stock if purchased by the underwriters pursuant to the over-allotment option. In addition, if the

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underwriters are prepared to purchase an additional amount of shares in the IPO without an adverse impact on the price at which such shares are sold (after sale by the Company of 6 million primary shares), the Company will discuss with THIN (but is under no contractual obligation to permit) the participation by THIN in the sale of such additional shares; provided, however, if the amount of shares
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in the over-allotment option increases beyond 900,000 shares due to the
Underwriters' purchase of additional amounts of shares in the IPO, THIN will have the exclusive right to participate in the sale of any such increases in the over-allotment option. All sales by THIN shall be pursuant to an Underwriting Agreement among the Company, the underwriters and THIN in substantially the form attached hereto as Exhibit A (the "Underwriting Agreement"). In addition, the Power of Attorney to be executed by THIN in connection with the Underwriting Agreement will contain a "minimum price" clause, which will allow THIN to withdraw from the offering if the per share price is below the minimum threshold, which will be at or below the price at which the Contingent Payment is not reached.

     (4) As contemplated by Section 6.2 of the Registration Rights Agreement, the Company will bear all Registration Expenses as defined therein that are incurred in connection with this Piggyback Registration. Furthermore, whether or not THIN participates in the sale under the Registration Statement, THIN will observe as required by the Registration Rights Agreement a 180 day holdback from direct or indirect sale or other disposition of any equity securities of the Company as reflected in the Underwriting Agreement unless THIN shall have received an appropriate consent of the underwriters as permitted therein.

     If the foregoing reflects our mutual agreement, please execute and return a copy to the Company, to the attention of Mr. Peter A. Marino, President and Chief Executive Officer, 7340 McGinnis Ferry Road, Suwanee GA 30174 (fax number 770-813-1914), with a copy to James G. Archer, Sidley & Austin, 875 Third Ave., New York, N.Y., fax number 212-906-2021.

                        Very truly yours,

                                       Firearms Training Systems, Inc.
                                       By: /s/ Peter A. Marino
                                           ---------------------------
                                           Peter A. Marino
                                           President and Chief Executive Officer

cc:  Clare Fawkes
     Anthony Markham
     Robert Rosenman

     Accepted:

     Date: 2 November 1996             THIN International N.V.
           -------------------         By: /s/ Anthony H. Markham
                                           -------------------------
                                           Name:  Anthony H. Markham
                                           Title: Director

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